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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response . . . .14.9

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Virage Logic Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92763R104

(CUSIP Number)

Ellyn Roberts, Esq.

Shartsis, Friese & Ginsburg LLP

One Maritime Plaza

San Francisco, California 94111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2001

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Crosslink Capital, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) _X___
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 2,044,636
9. Sole Dispositive Power
10. Shared Dispositive Power 2,044,636

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,044,636

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 10.2%

14. Type of Reporting Person (See Instructions) IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Michael J. Stark

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) _X___
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) NA (Shares over which Mr. Stark has sole voting and dispositive power are represented by currently exercisable options granted to him as a director of the issuer or were distributed to him by an investment fund in a distribution to all of the fund's limited partners for no consideration.)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 44,754
8. Shared Voting Power 2,044,636
9. Sole Dispositive Power 44,754
10. Shared Dispositive Power 2,044,636

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,089,390

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 10.4%

14. Type of Reporting Person (See Instructions) IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Seymour Franklyn Kaufman

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) _X___
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) NA (Shares over which Mr. Kaufman has sole voting and dispositive power were distributed to him by an investment fund in a distribution to all of the fund's limited partners for no consideration)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 8,386
8. Shared Voting Power 2,044,636
9. Sole Dispositive Power 8,386
10. Shared Dispositive Power 2,044,636

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,053,022

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 10.2%

14. Type of Reporting Person (See Instructions) IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Anthony Pir Brenner

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) _X___
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) NA (Shares over which Mr. Brenner has sole voting and dispositive power were distributed to him by an investment fund in a distribution to all of the fund's limited partners for no consideration)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,861
8. Shared Voting Power 2,044,636
9. Sole Dispositive Power 1,861
10. Shared Dispositive Power 2,044,636

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,046,497

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 10.2%

14. Type of Reporting Person (See Instructions) IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Daniel John Dunn

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) _X___
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) NA (Shares over which Mr. Dunn has sole voting and dispositive power were distributed to him by an investment fund in a distribution to all of the fund's limited partners for no consideration)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 658
8. Shared Voting Power 2,044,636
9. Sole Dispositive Power 658
10. Shared Dispositive Power 2,044,636

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,045,294

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 10.2%

14. Type of Reporting Person (See Instructions) IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Vladimir S. Jacimovic

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) _X___
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) NA (Shares over which Mr. Jacimovic has sole voting and dispositive power were distributed to him by an investment fund in a distribution to all of the fund's limited partners for no consideration)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 416
8. Shared Voting Power 2,044,636
9. Sole Dispositive Power 416
10. Shared Dispositive Power 2,044,636

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,045,052

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 10.2%

14. Type of Reporting Person (See Instructions) IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Thomas Edward Bliska

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) _X___
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) NA (Shares over which Mr. Bliska has sole voting and dispositive power were distributed to him by an investment fund in a distribution to all of the fund's limited partners for no consideration)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,842
8. Shared Voting Power 2,044,636
9. Sole Dispositive Power 1,842
10. Shared Dispositive Power 2,044,636

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,046,478

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 10.2%

14. Type of Reporting Person (See Instructions) IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Crosslink Crossover Fund III, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) ___X__

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power _____
8. Shared Voting Power 1,342,798
9. Sole Dispositive Power _____
10. Shared Dispositive Power 1,342,798

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,342,798

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.7%

14. Type of Reporting Person (See Instructions) PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Virage Logic Corporation (the "Issuer"). The principal executive office of the Issuer is located at 46501 Landing Parkway, Fremont, CA 94538.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Crosslink, Capital, Inc. ("Crosslink"), Michael J. Stark, Seymour F. Kaufman, Daniel John Dunn, Anthony Pir Brenner, Vladimir S. Jacimovic, Thomas Edward Bliska and Crosslink Crossover Fund III, L.P. ("Crossover III") (collectively, the "Filers").

(b) The business address of the Filers is:

Two Embarcadero Center, Suite 2200, San Francisco, CA 94111.

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Crosslink is the investment adviser to investment funds of which Crossover Fund III Management, L.L.C. ("Crossover III Management"), Crossover Investment Management, L.L.C. ("Crossover Investment Management") or Crosslink Omega III Holdings, L.L.C. ("Omega III Holdings"), each an affiliate of Crosslink, is the general partner or manager. Mr. Stark, Mr. Kaufman, Mr. Brenner, Mr. Dunn, Mr. Jacimovic and Mr. Bliska are control persons of Crossover III Management and Crossover Investment Management. Mr. Stark, Mr. Kaufman, Mr. Brenner and Mr. Jacimovic are control persons of Omega III Holdings. Mr. Stark is a director of the Issuer.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount

Crosslink (1)	AF(1)	$
Crossover III	WC	$

(1) Purchases were made by investment funds to which Crosslink is the investment adviser.

Item 4. Purpose of Transaction

None of the Filers has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of advisory clients of Crosslink or Crossover III Management for the purpose of investment. Other than as described herein, none of the Filers has any present plans or proposals which relate to, or would result in, any of the transactions or events described in Item 4 of Schedule 13D. Michael J. Stark is a member of the board of directors of the Issuer. As such, Mr. Stark constitutes and votes on, and may discuss with other members of such board or holders of Stock, matters that may come or have come before the board. Mr. Stark reserves all rights of a member of the board of directors.

Crosslink or Crossover III Management may decide to purchase at any time or times on behalf of its advisory clients additional shares of Stock or other securities of the Issuer. Crosslink or Crossover III Management may at any time or times cause its advisory clients to dispose of any or all securities of the Issuer in any lawful manner. Advisory clients of Crosslink or Crossover III Management reserve all of their rights as stockholders of the Issuer and may exercise those rights in any manner that they or Crosslink or Crossover III Management consider to be in the interests of such clients.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market and private transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since 60 days before the data on the cover page:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share

Crosslink	See Note 1	11/14/01	104,098	See Note 1
Crosslink	See Note 1	11/26/01	104,098	See Note 1
Crosslink	See Note 1	12/05/01	104,098	See Note 1
Crossover III	Sale	11/28/01	9,400	14.50 (open market)
Crosslink	Sale	11/28/01	600	14.50 (open market)

1 These securities were distributed by an investment limited partnership of which Crosslink is the investment adviser, to its limited partners without consideration.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Crosslink is the investment adviser to investment funds pursuant to an investment management agreement for each fund that provides to Crosslink the authority, among other things, to invest the funds of such investment funds in the Stock, to vote and dispose of the Stock and to file this statement on behalf of such investment funds. Pursuant to an Agreement of Limited Partnership, Crossover III Management is entitled to allocations based on realized and unrealized gains of Crossover III.

Item 7. Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G previously filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2002

Crosslink Capital, Inc. By: Michael J. Stark, President	Crosslink Crossover Fund III, L.P. By: Crossover Fund III Management, L.L.C. General Partner Michael J. Stark, President
Michael J. Stark	Seymour F. Kaufman
Anthony Pir Brenner	Daniel John Dunn
Vladimir S. Jacimovic	Thomas Edward Bliska